INNVENTURE, INC. · NASDAQ: INV · ISSUE NO. 1

What Innventure owns, and what it is doing with it

Ascent Capital Partners · Figures as of October 19, 2026 · Method published separately

$0.27	**$2.53**	**10.7%**	**$2.26**
SHARE PRICE	NAV PER SHARE	PRICE AS SHARE OF NAV	VALUE GIVEN UP PER SHARE SOLD
Recent close	After October adjustments; see methodology	Market value ~$26.2M against $246.6M	Each ATM share sold at $0.27

01 THE NUMBERS THIS WEEK

MEASURE	THIS WEEK
Market capitalization	$23.4M
Shares outstanding	86.76M
Shares including the reset 2025 WTI warrants	~97.0M
ATM shares sold since October 6	Not yet disclosed
Authorized shares still available to issue	~111M

Every share the company sells at $0.27 gives the buyer about $2.26 of net asset value that belonged to existing shareholders. The company can issue about 111 million more shares before it must ask shareholders to authorize more.

02 BOARD COMMITMENTS

COMMITMENT	STATUS
Net asset value floor under the ATM	Not adopted
Net asset value methodology published by the Board	Not published
Formal capital allocation review	Not announced
Commitment to a shareholder vote on the capital program	Not made
Parent cash costs of ~$3.2M a quarter by year end	Announced September 21; no reporting against it yet
WTI warrant repricing: waiver obtained	Not disclosed

The ~$3.2M target, as the company defines it, excludes debt service, severance, litigation and certain non-recurring costs.

We will publish this scoreboard every week until the Board adopts a net asset value floor. The calculation behind each figure is set out in our published methodology.

IMPORTANT DISCLOSURE: PROJECTED NET ASSET VALUE (NAV)

The projected NAV(s) shown for Innventure is hypothetical and does not guarantee future performance, or an assurance that the projected value will be achieved. Actual results may differ materially, higher or lower, from the projected NAV due to market conditions, company-specific developments, changes in assumptions, or other factors.

Criteria and assumptions used in the projection. The projected NAV was calculated based on the methodology described in the NAV Methodology document. Please see the NAV Methodology document for more information. These assumptions are based on management projections, historical data, third-party estimates, or internal models. Assumptions are forward-looking, may not materialize, and are subject to change. Different assumptions would produce materially different projected NAVs.

Risks and limitations of using the projected NAV. The projection is not a prediction or guarantee. There is no assurance the projected NAV will be realized. Actual performance will be affected by factors not fully captured in the model, including changes in market conditions, interest rates, competitive dynamics, regulatory developments, operational results, liquidity, or unforeseen events. Valuations of common stock (especially if illiquid, private, or thinly traded) involve significant judgment and subjectivity. Market prices may differ substantially from any estimated or projected NAV. The projection does not reflect all fees, expenses, taxes, or trading costs that a client may incur, nor does it account for the impact of client-specific circumstances. Hypothetical results have inherent limitations and may not reflect how economic, market, or company-specific factors would have affected actual decision-making or outcomes. Past performance of the security, the issuer, or similar investments is not indicative of future results.